                                                                      EXHIBIT 12

                               AVISTA CORPORATION

         Computation of Ratio of Earnings to Fixed Charges and Preferred
                              Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)



                                                                 Years Ended December 31
                                              ----------------------------------------------------------------
                                                2000          1999          1998          1997          1996
                                              --------      --------      --------      --------      --------
Fixed charges, as defined:
     Interest on long-term debt               $ 65,314      $ 62,032      $ 66,218      $ 63,413      $ 60,256
     Amortization of debt expense
       and premium - net                         3,409         3,044         2,859         2,862         2,998
     Interest portion of rentals                 4,324         4,645         4,301         4,354         4,311
                                              --------      --------      --------      --------      --------

         Total fixed charges                  $ 73,047      $ 69,721      $ 73,378      $ 70,629      $ 67,565
                                              ========      ========      ========      ========      ========


Earnings, as defined:
     Net income                               $ 91,679      $ 26,031      $ 78,139      $114,797      $ 83,453
     Add (deduct):
       Income tax expense                       73,461        16,740        43,335        61,075        49,509
       Total fixed charges above                73,047        69,721        73,378        70,629        67,565
                                              --------      --------      --------      --------      --------

         Total earnings                       $238,187      $112,492      $194,852      $246,501      $200,527
                                              ========      ========      ========      ========      ========


Ratio of earnings to fixed charges                3.26          1.61          2.66          3.49          2.97


Fixed charges and preferred
   dividend requirements:
     Fixed charges above                      $ 73,047      $ 69,721      $ 73,378      $ 70,629      $ 67,565
     Preferred dividend requirements (1)        42,753        35,149        13,057         8,261        12,711
                                              --------      --------      --------      --------      --------

         Total                                $115,800      $104,870      $ 86,435      $ 78,890      $ 80,276
                                              ========      ========      ========      ========      ========



Ratio of earnings to fixed charges
  and preferred dividend requirements             2.06          1.07          2.25          3.12          2.50
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(1) Preferred dividend requirements have been grossed up to their pre-tax level.